UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF

THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 33-79548

EURO DISNEY S.C.A.

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Ordinary Shares of Common Stock par value € 0.01

Place an X in the appropriate box(es)to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

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PART I

Item 1:	Exchange Act Reporting History

A. Euro Disney S.C.A. (“the Company”) first incurred the duty to file reports under section 13(a) of the Exchange Act in its fiscal year 1994 ended as of September 30, 1994. The Company issued its first 20-F on March 30, 1995.

B. The Company has filed all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under section 13(a).

Item 2:	Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 for a share capital increase in fiscal year 1999.

Item 3:	Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its ordinary securities on Euronext (Paris, France) which is the Company’s primary trading market, located in Paris and subject to French laws and regulations.

B. The Company first listed its ordinary securities on Euronext (Paris, France) in November 1989. This listing has been maintained for a period greater than the 12 months preceding the filing of this form.

C. The percentage of the average daily trading volume in ordinary securities in France amounts to 99.87 % of the worldwide trading volume as of a recent 12-month period.

Item 4:	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006 to May 31, 2007.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary securities in the United States and on a worldwide basis amounts to 11,021 shares and 8,410,932 shares, respectively.

C. During this same recent 12-month period, the average daily trading volume of the Company’s ordinary securities in the United States represents 0.13% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

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D. The Company does not have a listing for its ordinary securities on a national securities exchange or inter-dealer quotation system in the United States, therefore the Company has not delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States.

E. The Company does not have a sponsored American Depository Receipt facility, therefore the Company has not terminated a sponsored American Depository Receipt facility regarding its ordinary securities.

F. The Company used Thomson Financial as a source of the trading volume information used for determining whether it meets the requirements of Rule 12h-6 (a).

Item 5:	Alternative Record Holder Information

Not applicable.

Item 6:	Debt Securities

Not applicable.

Item 7:	Notice Requirement

A. As requested by the Rule 12h-6(h), the Company filed a press release with the SEC on Form 6-K on June 5, 2007, disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act.

B. The notice was broadly disseminated in the United States via the Bloomberg, Reuters, Dow Jones and AFP news wire services.

Item 8:	Prior Form 15 Filers

Not applicable.

PART II

Item 9:	Rule 12g3-2(b) Exemption

All the information required under Rule 12g3-2(b) will be published on the following Internet Web site: www.eurodisney.com.

PART III

Item 10:	Exhibits

None

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

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(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney S.C.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15-F. In so doing, Euro Disney S.C.A. certifies that, as represented on this form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EURO DISNEY S.C.A.

By the Management Company (Gérant) Euro Disney S.A.S.

By:	/s/ IGNACE LAHOUD
Date:	June 5, 2007
Name:	Ignace Lahoud
Title:	Senior Vice President – Chief Financial Officer

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